April 13, 2007


By facsimile to (212) 608-9687 and U.S. Mail


Mr. Geoffrey Donaldson
Chairman and Chief Executive Officer
Versadial, Inc.
305 Madison Avenue, Suite 4510
New York, NY 10165

Re:	Versadial, Inc., formerly Carsunlimited.com, Inc.
	Registration Statement on Form SB-2
	Filed March 16, 2007
	File No. 333-141365
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2005 and
	Subsequent Exchange Act Reports
File No. 333-43748

Dear Mr. Donaldson:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


      SB-2

General

1. We note that Versadial, Inc. or Versadial is registering for resale 6,373,415 shares issuable upon the conversion of 10% senior redeemable convertible notes, 1,720,825 shares underlying convertible note warrants, and 2,169,086 shares underlying convertible loan warrants held by Fursa Master Global Event Driven Fund, L.P., Fursa
Alternative Strategies, LLC, and their affiliates which represent 75.8% of the 13,539,471 shares of common stock outstanding as of March 14, 2007. Given the size of the offering by Fursa and their affiliates relative to the number of shares outstanding held by non-affiliates, the nature of the offering, including the disparity between the conversion and exercise prices of the notes and warrants and the trading price of Versadial`s outstanding shares of common stock, and the nature of the selling securityholders, including the presence of their affiliate, Mr. Michael W. Hawthorne, on Versadial`s board of directors, the transaction appears to be a primary offering.
Since Versadial is ineligible to conduct a primary offering on Form
S-3, Versadial is ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act. Thus, Versadial must fix a price at which the shares will be sold to the public.

	If Versadial wishes to proceed with the offering of the
shares
as a primary offering, 	Versadial must:

* File a registration statement for the "resale" offering at the time of each conversion because Versadial is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

* Identify Fursa and their affiliates as underwriters in the registration statement.

* Include the price at which the underwriters will sell the securities.

Registration Statement`s Facing Page

2. Since Versadial is relying on Rule 415 of Regulation C under the
Securities Act for the securities being offered by the selling securityholders, add and check the applicable box. See telephone interpretation 36 in section D of our July 1997 "Manual of Publicly
Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov.



The Offering, page 1

3. Disclosure on page 22 states that there are 13,539,471 shares of common stock outstanding as of March 14, 2007, and 12,454,559 shares of common stock are being offered for resale in this registration statement. Show us how you calculated that the shares being registered are 52.20% of the shares of common stock outstanding on a fully diluted basis. Similarly, show us how you calculated that Versadial`s principal shareholders and their affiliates own 77.49% on a non-fully diluted basis and that those shareholders and the principal holders of the warrants and convertible securities and their affiliates will own 78.65% on a fully diluted basis of the outstanding shares of common stock.

Risk Factors, page 2

4. The first paragraph states: "The risk and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in business, may also impair our business operations." Since Versadial must disclose all risks that it believes are material, please delete these two sentences.

5. Some risk factors include language like "There can be no assurance," "There is no guarantee," "no guarantee," There is no assurance," and "We cannot give you any assurance." For example, refer to the first, fourth, fifth, fifteenth, and sixteenth risk factors. Since the risk is the situation described and not Versadial`s ability to assure or guarantee, please revise.

Selling Stockholders, page 9

6. Provide us, with a view toward disclosure in the prospectus, the total dollar value of the shares of common stock underlying the convertible notes and warrants held by Fursa and their affiliates that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of sale of the convertible notes and the warrants).

7. Provide us, with a view toward disclosure in the prospectus, disclosure of the net proceeds to Versadial from the sale of the convertible notes and warrants to Fursa and their affiliates.

8. Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

* The total possible profit Fursa and their affiliates could realize as a result of converting the convertible notes, with the information below disclosed separately.

* The market price per share of the common stock on the date of sale of the convertible notes.

* The combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of sale of the convertible notes and the total number of shares underlying the convertible notes.

* The total discount to the market price as of the date of sale of the convertible notes, calculated by subtracting the total conversion price on the date of sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the Fursa`s securities purchase agreement that could result in a change in the price per share upon the occurrence of certain events, provide additional tabular disclosure as appropriate.

9. Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

* The total possible profit to be realized as a result of any conversion discounts for the shares underlying the warrants of Versadial that are held by Fursa or any affiliates of Fursa, presented in a table with the information below disclosed separately.

* Market price per share of the common stock on the date of sale of the warrants.

* The total possible shares to be received under the warrants, assuming complete exercise.

* The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of sale of the warrants and the total possible shares to be received.

* The total possible shares to be received and the combined conversion price of the total number of shares underlying the warrants calculated by using the conversion price on the date of sale of the warrants and the total possible number of underlying securities.

* The total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of sale of the warrants from the combined market price of the total number of underlying shares on that date.

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

* the date of the transaction;
* 	the number of shares of the class of securities subject to
the
transaction that were outstanding prior to the transaction;
* the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
* the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
* the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
* the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
* the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

11. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

* the number of shares outstanding prior to the convertible debt transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
* the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
* the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
* the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
* the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

12. Provide us, with a view toward disclosure in the prospectus, this information:

* Whether, based on information obtained from Fursa and their affiliates, Fursa and their affiliates have an existing short position in Versadial`s common stock and, if Fursa and their affiliates have an existing short position in Versadial`s common stock, the additional information below.

* The date on which Fursa and their affiliates entered into that short position.

* The relationship of the date on which Fursa and their affiliates entered into that short position to the announcement of the securities purchase agreement and the announcement of the secured line of credit agreement (for example, before or after the announcement, before or after the registration statement`s filing, etc.).

13. Provide us, with a view toward disclosure in the prospectus:

* A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Versadial or any of its predecessors and Fursa, any affiliates of Fursa, or any person with whom Fursa and affiliates of Fursa have a contractual relationship regarding the transaction (or any predecessors of those persons). The information should include in reasonable detail a complete description of the rights and obligations of the parties in connection with the sale of the shares of common stock being registered.

* Copies of all agreements between Versadial or any of its predecessors and Fursa, any affiliates of Fursa, or any person with whom Fursa has a contractual relationship regarding the transaction
(or any predecessors of those persons) in connection with the sale of the shares of common stock being registered.

If your view is that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement, provide us confirmation of your view.

14. Given the exercise term of five years of the warrants held by Fursa and their affiliates, provide us, with a view toward disclosure in the prospectus, a description of the method by which Versadial determined the number of shares that it seeks to register in this registration statement.

15. Disclosure states that Versadial will issue additional warrants to Fursa if it does not meet product testing requirements of a prospective customer by March 31, 2007. Please update the disclosure.

16. Please update your disclosure regarding meeting the product testing requirements of a prospective customer by March 31, 2007.
Please disclose whether you met the deadline, and if not, whether you issued additional warrants.

17. For selling securityholders other than Fursa and their affiliates, describe briefly how each of them acquired the securities being offered for resale.

18. For a selling securityholder other than Fursa and their affiliates that is a broker-dealer, tell us whether the selling securityholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Versadial must identify the broker-dealer as an underwriter in the prospectus.
Language such as "may be deemed" an underwriter is unacceptable if the selling securityholder is a broker-dealer.

19. For a selling securityholder other than Fursa and their affiliates that is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased in the ordinary course of business the securities to be resold.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Versadial is unable to make the representations noted above in the prospectus, Versadial must state in the prospectus that the selling securityholder is an underwriter. Language such as "may be deemed" an underwriter is unacceptable if the selling securityholder is an affiliate of an underwriter that cannot make these representations.

20. Describe briefly any continuing relationship of Versadial with each selling securityholder.

21. As applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling securityholders.

Directors and Executive Officers, Promoters and Control Persons,
page
19

22. In the biographical paragraphs of Messrs. Edward P. Bond and
Michael W. Hawthorne, describe briefly their business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
20

23. For a beneficial owner such as Sagamore Hill that is not a natural person, identify the natural person or persons having sole or shared investment and voting control over the securities held by the beneficial owner. We note the disclosure in footnote (9).

Marketing and Distribution, page 26

24. Disclosure states that Versadial has distribution agreements with
Faber-Castell and several sales agents. Advise what consideration Versadial has given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

Principal Suppliers, page 27

25. Disclosure states that Versadial uses single source suppliers and manufacturers for several of its components and is dependent on single sets of molds and assembly tables. Identify Versadial`s major suppliers. See Item 101(b)(5) of Regulation S-B. Further, disclose whether Versadial has an agreement with any supplier or manufacturer, and, if so, tell us what consideration Versadial has given to filing the agreement as an exhibit to the registration statement. See Item
601(b)(10) of Regulation S-B. We note the disclosure in the financial statements` note 9 in exhibit 99.1 to the registration statement.


License between SCG and Brugger, page 27

26. Disclosure in this subsection`s last paragraph`s last sentence states that the licensor has been paid actual royalties as calculated on actual shipments after June 30, 2006 to date. State the amount of actual royalties paid after June 30, 2006.

Sublicense Agreement with SCG, page 29

27. Disclosure in this subsection`s second paragraph states that the
$300,000 payment was deferred, with $150,000 being due upon the merger but in no event later than October 31, 2006 and $150,000 on March 31, 2007. Please update the disclosure.

Management`s Discussion and Analysis or Plan of Operation, page 29

Liquidity and Capital Resources, page 31

28. Please discuss in your liquidity section the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. See SEC Interpretive Release No. 33-
8350.

29. You should also provide additional disclosure of the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, such as minimum royalty payments. See Part IV of SEC Interpretive Release No. 33-8350.

Results of Operations - Six Months Ended December 31, 2006 and
2005,
page 32

30. You disclose that you incurred financing and debt discount costs of approximately $302,000 for the six months ended December 31, 2006.
Based on review of your financial statements, it appears you actually incurred approximately $420,000 in financing and debt discount costs.
Please advise or revise accordingly.

31. Disclosure under "Gross Margins" states that Versadial believes direct cost will decrease as labor becomes streamlined with the addition of new assembly equipment and that production capacity will increase with the purchase of additional molds with higher cavity production capabilities. Specify Versadial`s schedule for the addition of new assembly equipment and the purchase of additional molds with higher cavity production capabilities. Indicate their known or estimated costs, and indicate whether Versadial has adequate financing or will require additional financing for these purposes.

Results of Operations - Three Months Ended December 31, 2006 and
2005, page 33

32. You disclose that interest expense increased by approximately $412,000 in 2006 and that you incurred financing and debt discount costs of approximately $192,000 for the three months ended December
31, 2006. Based on review of your financial statements, it appears that interest expense increased by $251,000 and that you incurred $309,000 in financing and debt discount costs. Please advise or revise accordingly.

Market for Common Equity and Related Stockholder Matters, page 42

33. You indicate that the high and low sales prices for your common stock do not reflect the one for forty-five reverse stock split that took effect on March 2, 2007. Please note that you should give retroactive effect for any stock split to your financial statements and disclosures throughout the filing. Please advise or revise accordingly.

Description of Property, page 39

34. Disclosure states that Versadial`s headquarters are in 4,500 square feet of office space. Clarify whether Versadial owns or leases the office space. If Versadial leases the office space, advise what consideration Versadial has given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B. We note the disclosure in the financial statements` notes 14 and 17 in exhibit 99.2 to the registration statement.

Transactions of Innopump, page 39

35. Disclosure states that there are  $100,000 in notes with Mr.
Matthew Harriton that have a remaining balance of $70,000 and mature on March 31, 2007. Please update the disclosure.

36. Disclosure states that Innopump`s sublicense agreement with VDM
Holdings, LLC has a term that is identical to the term of the amended and restated license agreement between Gerhard Brugger and SCG which was subsequently sublicensed to Innopump. Specify what the term is.

Where You Can Find More Information, page 44

37. The statement that "The effectiveness of this registration statement will render us subject to the information requirements of the Exchange Act" is inaccurate because Versadial is a reporting company. Please revise.

Financial Statements, page 44

38. Rule 411 of Regulation C under the Securities Act states that incorporation by reference into a prospectus, as distinct from the incorporation of exhibits to registration statements, is prohibited unless the form specifically permits it. Since Form SB-2 does not permit incorporation by reference of the information required by Item
310 of Regulation S-B, please revise.

Recent Sales of Unregistered Securities, page 45

39. Disclosure states that Versadial issued additional warrants exercisable for an aggregate of 318,672 shares of common stock on October 17, 2006. State the warrants` exercise price and term.

Exhibits

40. Besides providing the information required by Item 27 of Form
SB-
2, include an exhibit index immediately before the exhibits filed with the registration statement. See Item 102(d) of Regulation S-T.

41. For an exhibit incorporated by reference in the registration statement, indicate by footnote or otherwise what its exhibit number is in the document from which it is incorporated.

42. It appears that some exhibits were not signed and executed.
For
example, refer to exhibits 4.3, 4.4, 4.5, 10.1, 10.4, 10.5, 10.7,
10.8, and 10.9.  Please file executed exhibits.

Exhibits 10.3, 10.4, and 10.5

43. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since Versadial did not file all of the attachments, please refile the exhibits in their entirety.

Exhibit 23.1

44. Please make arrangements with your auditors to have them revise the consent in order to also consent to the reference of the firm under the Experts section on page 44.


Exhibit 99.1 - Financial Statements for the Six Months Ended
December
31, 2006

General

45. Please address the comments related to your annual financial statements in your interim filings as applicable.

46. Please disclose your major classes of inventory, such as raw materials, work in process and finished goods, as well as the corresponding amounts in each class.

47. We remind you that Item 22 of the Form SB-2 requires you to provide the information required by Item 310 of Regulation S-B, which includes the financial statements of significant businesses acquired and related pro forma financial information. Please provide this information related to your reverse merger in accordance with Item 310 (c) and (d) of Regulation S-B.

Note 3 - Merger Agreement, page 7

48. Please confirm that your accounting related to the reverse acquisition comports with the following bullet points and revise your footnote to clearly reflect the appropriate accounting:

* The historical financial statements (Innopump) are required to reflect the shares issued by Carsunlimited.com, Inc. "to acquire"
Innopump as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes;

* The historical financial statements (Innopump) are required to reflect the reverse acquisition of Carsunlimited.com, Inc. (the accounting acquiree) on the acquisition date. On the acquisition date, Carsunlimited.com, Inc.`s outstanding shares should be reflected as being issued by Innopump to acquire Carsunlimited.com,
Inc. If Carsumlimited.com, Inc. had limited assets and operations, it appears to us that the shares issued to acquire Innopump should be recorded at Innopump`s net book value.

Note 5 - Convertible Debt and Derivative Financial Instruments,
page
8

49. Tell us how you have accounted for the registration rights agreement, including what consideration was given to FSP EITF 00-19-
2. Please also provide the disclosures required by paragraph 12 of
FSP EITF 00-19-2, including that required by paragraph 12(c).

Exhibit 99.2 - Financial Statements for the Year Ended June 30,
2006

General

50. Please disclose the amount of revenues and assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. See paragraph 38 of SFAS 131.

Statements of Cash Flows, page 5

51. Please revise your statement of cash flows to present the changes in accounts payable separately from the changes in accrued expenses.
Please refer to paragraph 29 of SFAS 95.

52. Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Note 1 - Organization and Nature of Operations, page 7

53. You indicate in your interim financial statements that you determined you were the primary beneficiary of Sea Change Group, LLC and thus you consolidated the financial results of Sea Change Group for the six months ended December 31, 2006. Please disclose whether you were the primary beneficiary of Sea Change Group for the year ended June 30, 2006 and ensure you meet the disclosure requirements set forth in paragraphs 23-26 of FIN 46(R).

Note 2 - Business Acquisition, page 7

54. Regarding your asset purchase agreement with SCG, we remind you that Rule 11-01(d) of Regulation S-X should be used to determine if you have acquired a business for purposes of determining whether audited financial statements and pro forma financial information are required. Using this guidance, please demonstrate how you determined you did not acquire a business. If you determine that the transaction constitutes the acquisition of a business, please provide the audited financial statements in a Form 8-K as well as in the Form
SB-2 in accordance with Item 310(c) and (d) of Regulation S-B.

Note 5 - Summary of Significant Accounting Policies, page 9

General

55. Please disclose the types of expenses that you include in the cost of revenues line items and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Revenue Recognition, page 10

56. Please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the Interpretive Response to Question
3 of SAB Topic 13:A.3.b.

Recent Accounting Pronouncements, page 11

57. You disclose that you are required, pursuant to SFAS 158, to recognize the funded status of a benefit plan for the fiscal year ended July 31, 2007 and are required to measure plan assets and benefit obligations as of the fiscal year ended July 31, 2009. Please tell us whether you plan on changing your fiscal year from June 30 to July 31, or revise your disclosures accordingly.






Note 17 - Commitments and Contingencies, page 21

Lease Agreement, page 22

58. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

Note 18 - Major Customers, page 23

59. You disclose that you had four major customers during the year ended June 30, 2006 and two major customers during the year ended June 30, 2005. Please disclose, for each customer who represents ten percent or more of your revenues, the total amount of revenues from each such customer instead of only disclosing the aggregate amount.
See paragraph 39 of SFAS 131.

Undertakings, page 48

60. Include the undertaking required by Item 512(g)(2) of Regulation
S-B.

Signatures, page 49

61. Versadial`s principal financial officer and principal accounting officer or controller also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal accounting officer or controller and principal financial officer, must specify each capacity in which he signs the registrations. See instructions 1 and 2 for signatures on Form SB-2, and revise.







10-KSB

Preliminary Note Regarding Forward-Looking Statements, page 1 and
Disclosure Regarding Forward-Looking Statements, page 5

62. Since Versadial is a penny stock issuer, Versadial is ineligible to rely on the safe harbor provision for forward-looking statements.
See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. Delete in future filings the references to the Securities Act and Exchange Act. Alternatively, state explicitly in future filings that Versadial is ineligible to rely on the safe harbor provision for forward-looking statements because it is a penny stock issuer.

Signatures, page 13

63. Versadial`s principal financial officer and principal accounting officer or controller also must sign the Form 10-KSB. Further, any person who occupies more than one of the specified positions, for example, principal accounting officer or controller and chief financial officer, must specify each capacity in which he signs the
Form 10-KSB. See General Instruction C.2 of Form 10-KSB2 and revise in future filings.

8-K dated August 9, 2006 and filed August 11, 2006

Exhibit 2.1

64. Item 601(b)(2) of Regulation S-B permits the omission of schedules or attachments, provided they are listed in the index and you agree to furnish them to the Commission upon request. Please file by amendment a list of the omitted schedules or attachments and
Versadial`s agreement to furnish them to the Commission upon request.

8-K dated February 1, 2007 and filed February 7, 2007

Exhibit 4.1

65. It appears that Versadial may have filed this exhibit under Item
601(b)(4) of Regulation S-B although the secured line of credit agreement is a material contract required to be filed under Item 601(b)(10) of Regulation S-B. Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since Versadial did not file the attachments to the exhibit, please refile the exhibit in its entirety.

December 31, 2006 10-QSB

Exhibit 31

66. We note that the certifying individual included his titles in the introductory sentence and that the titles of the certifying individual were included in the introductory sentence of previous reports, including the 10-KSB. Confirm that the individual certified the report in his individual capacity, and remove his titles from the introductory sentence in future filings.

Closing

	File amendments to the SB-2, the 8-K dated August 9, 2006 and filed August 11, 2006, and the 8-K dated February 1, 2007 and filed
February 7, 2007 in response to the comments. To expedite our review, Versadial may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Versadial thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Versadial and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Versadial requests acceleration of the registration statement`s effectiveness, Versadial should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Versadial from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Versadial may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Versadial provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Scott Watkinson,
Staff
Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 551- 3728 or Lesli L. Sheppard, Staff Attorney, at (202)
551-
3708.

Very truly yours,





 Pamela A. Long
   Assistant Director

cc:	David H. Lieberman, Esq.
	Beckman, Lieberman & Barandes, LLP
	116 John Street, Suite 1313
	New York, NY 10038



Mr. Geoffrey Donaldson
April 13, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE